FOR IMMEDIATE RELEASE	TSX: SLW
May 9, 2017	NYSE: SLW

SILVER WHEATON ANNOUNCES FIRST QUARTER RESULTS FOR 2017

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) is pleased to announce its results for the first quarter ended March 31, 2017. All figures are presented in United States dollars unless otherwise noted.

In the first quarter of 2017, Silver Wheaton's gold production and sales volumes climbed over 35% relative to the first quarter of 2016, putting the Company on track to meet or exceed full-year gold production guidance. First quarter silver production and silver sales were impacted by strike action at San Dimas. For the third consecutive quarter, revenue was roughly evenly split between silver and gold, aligning well with the proposed name change to Wheaton Precious Metals.

FIRST QUARTER HIGHLIGHTS

•
Attributable production in Q1 2017 of 6.5 million ounces of silver and 84,900 ounces of gold, compared with 7.5 million ounces of silver and 61,900 ounces of gold in Q1 2016, with silver production having decreased 14% and gold production having increased 37%.

•
On a silver equivalent basis¹ and gold equivalent basis¹, attributable production in Q1 2017 was 12.5 million silver equivalent ounces ("SEOs") or 177,900 gold equivalent ounces ("GEOs"), compared with 12.5 million SEOs or 156,500 GEOs in Q1 2016, with SEO production being virtually unchanged and GEO production having increased 14%.1

•
Sales volume in Q1 2017 of 5.2 million ounces of silver and 88,400 ounces of gold, compared with 7.6 million ounces of silver and 65,300 ounces of gold in Q1 2016, with silver sales volume having decreased 31% and gold sales volume having increased 35%.

•
On a silver equivalent basis¹ and gold equivalent basis¹, sales volume in Q1 2017 was 11.4 million SEOs or 163,000 GEOs, compared with 12.7 million SEOs or 160,200 GEOs in Q1 2016, with silver sales volume having decreased 10% and gold sales volume having increased 2%.

•
As at March 31, 2017, payable ounces attributable to the Company produced but not yet delivered³ amounted to 3.9 million payable silver ounces and 51,500 payable gold ounces, representing an increase of 0.6 million payable silver ounces and a decrease of 8,100 payable gold ounces during the three month period ended March 31, 2017.

•	Revenues of $198 million in Q1 2017 compared with $188 million in Q1 2016, representing an increase of 6%.

•	Average realized sale price per ounce sold in Q1 2017 of $17.45 per ounce of silver and $1,208 per ounce of gold representing an increase of 19% and 3%, respectively, compared to Q1 2016.
•	Net earnings of $61 million ($0.14 per share) in Q1 2017 compared with $41 million ($0.10 per share) in Q1 2016, representing an increase of 49%.
•	Operating cash flows of $120 million ($0.27 per share²) in Q1 2017 compared with $114 million ($0.28 per share²) in Q1 2016, representing an increase of 5%.1
•	Cash operating margin² in Q1 2017 of $12.91 per silver ounce sold and $817 per gold ounce sold, representing an increase of 22% and 4%, respectively, as compared with Q1 2016.
•	Average cash costs² in Q1 2017 were $4.54 and $391 per ounce of silver and gold, respectively.
•	Declared quarterly dividend of $0.07 per common share.
•	Asset Highlight
o
Operations at the San Dimas mine in Mexico resumed on April 18, 2017, after Primero Mining Corp. ("Primero") resolved the work stoppage of unionized employees that began on February 15, 2017. Primero announced that it has a new Collective Bargaining Agreement ("CBA") that provides a formal structure for regulating all aspects of the relationship between Primero and its unionized employees.

"Silver Wheaton had a solid start to 2017 with our gold business once again delivering strong results," said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. "For the third quarter in a row, revenue was roughly balanced between silver and gold, further supporting the proposed name change to Wheaton Precious Metals.  While our name may be changing, our focus remains on being the premier investment option for precious metals."

Financial Review

Revenues
Revenue was $198 million in the first quarter of 2017, on sales volume of 5.2 million ounces of silver and 88,400 ounces of gold. This represents a 6% increase from the $188 million of revenue generated in the first quarter of 2016 due primarily to (i) a 35% increase in the number of gold ounces sold; (ii) a 19% increase in the average realized silver price ($17.45 in Q1 2017 compared with $14.68 in Q1 2016); (iii) a 3% increase in the average realized gold price ($1,208 in Q1 2017 compared with $1,175 in Q1 2016); partially offset by (iv) a 31% decrease in the number of silver ounces sold.

Costs and Expenses
Average cash costs² in the first quarter of 2017 were $4.54 per silver ounce sold and $391 per gold ounce sold, as compared with $4.14 per silver ounce and $389 per gold ounce during the comparable period of 2016. This resulted in a cash operating margin² of $12.91 per silver ounce sold and $817 per gold ounce sold, an increase of 22% and 4%, respectively, as compared with Q1 2016. The increase in the cash operating margin was primarily due to a 19% increase in the average realized silver price and a 3% increase in the average realized gold price in Q1 2017 compared with Q1 2016.

Earnings and Operating Cash Flows
Net earnings and cash flow from operations in the first quarter of 2017 were $61 million ($0.14 per share) and $120 million ($0.27 per share²), compared with $41 million ($0.10 per share) and $114 million ($0.28 per share²) for the same period in 2016, an increase of 49% and 5%, respectively.

Balance Sheet
At March 31, 2017, the Company had approximately $115 million of cash on hand and $1.1 billion outstanding under the Company's $2 billion revolving term loan (the "Revolving Facility"). On February 27, 2017, the term of the revolving term loan was extended so that it now matures on February 27, 2022.

First Quarter Asset Highlights

During the first quarter of 2017, attributable production was 6.5 million ounces of silver and 84,900 ounces of gold, respectively, representing a decrease of 14% and an increase of 37%, as compared with the first quarter of 2016.

Operational highlights for the quarter ended March 31, 2017, based upon counterparties' reporting, are as follows:

Salobo
In the first quarter of 2017, Salobo produced 53,200 ounces of attributable gold, an increase of approximately 38% relative to the first quarter of 2016. This growth was primarily due to the acquisition of an additional 25% of attributable gold from the Salobo mine in the third quarter of 2016.  According to Vale S.A.'s first quarter of 2017 production report, production was impacted by conveyor belt and plant repairs in February, as well as by lower grades.

Antamina
In the first quarter of 2017, Antamina produced 1.5 million ounces of attributable silver, a decrease of approximately 28% relative to the first quarter of 2016. This decrease was primarily the result of lower throughput, grades and recovery. The mine site was reportedly well prepared for the major floods and mudslides that affected Peru during the month of March, with no long-term impacts to production expected in 2017. Antamina is on track to meet the six million ounce silver forecast for full-year 2017.

Peñasquito
In the first quarter of 2017, Peñasquito produced 1.3 million ounces of attributable silver, a decrease of approximately 1% relative to the first quarter of 2016.  According to Goldcorp Inc.'s ("Goldcorp") first quarter of 2017 MD&A, higher grade ore is expected in the second quarter of 2017 as further mining occurs in Phase 5, after which mill feed is expected to consist of lower grade ore and stockpiled material for the remainder of 2017. Goldcorp further reports that it expects increased productivity throughout 2017 as a result of ongoing initiatives, including improved pit conditions with large and wide cut-backs, a continued focus on balancing truck haulage with available shovels, and an optimization of drill-and-blast activities. Finally, pre-stripping of the Chile Colorado pit has reportedly commenced ahead of schedule with the first two benches being mined. Goldcorp has indicated that mining of ore is expected to start in 2018.

According to Goldcorp, the Pyrite Leach Project ("PLP") achieved construction progress of 6% and engineering progress of 81% by the end of the first quarter of 2017, with major procurement activities nearing completion, material and equipment arriving on site and major works contractors having mobilized to site. Goldcorp also reports that earthwork activities are now complete, concrete works are underway, and mechanical works installation will commence in the second quarter of 2017. As part of the PLP, a carbon pre-flotation facility is being constructed which will reportedly allow Peñasquito to process ore which was previously considered uneconomic, including significant amounts already in stockpiles.

San Dimas
In the first quarter of 2017, San Dimas produced 0.6 million ounces of attributable silver, a decrease of approximately 33% relative to the first quarter of 2016. Operations at San Dimas resumed on April 18, 2017, after Primero resolved the work stoppage of unionized employees that began on February 15, 2017. Primero announced that it has a new CBA with the National Union of Mine, Metal, Steel and Allied Workers of the Mexican Republic. Primero believes the new CBA allows for a competitive cost structure and improved performance bonus parameters aligned to the future success of San Dimas operations. A phased restart of the San Dimas operation is currently underway, and Primero is guiding for 2017 silver production of between 4.5 to 5.5 million ounces.

On March 30, 2017, Silver Wheaton and certain of its subsidiaries provided a guarantee to the lenders under Primero's existing revolving credit facility, which is set to mature on November 23, 2017, capped at a maximum of $81.5 million, plus interest, fees and expenses. Primero will pay Silver Wheaton a fee of 5% per annum in connection with the guarantee.

Sudbury
In the first quarter of 2017, Vale's Sudbury mines produced 15,100 ounces of attributable gold, an increase of approximately 91% relative to the first quarter of 2016. This increase was attributable to higher grades and recovery more than offsetting lower throughput. According to Vale's first quarter of 2017 production report, production in the second quarter of 2017 will be impacted as Vale took furnace #2 offline mid-March for a three-month long rebuild and expansion in its' capacity as this will be the furnace in operation when Sudbury officially transitions to a single furnace in the fourth quarter of 2017. Furthermore, in the second quarter, Sudbury will have its three-week long surface plant wide scheduled maintenance shutdown, which occurs every 18 months.

Constancia
In the first quarter of 2017, Constancia produced 0.5 million ounces of attributable silver and 2,400 ounces of attributable gold, an increase of approximately 6% for silver production and a decrease of approximately 29% for gold production relative to the first quarter of 2016. Lower grades were more than offset for silver and partially offset for gold by increased throughput and recovery. According to Hudbay Minerals Inc.'s ("Hudbay") first quarter of 2017 MD&A, ore mined at Constancia during the first quarter of 2017 increased by 6% compared to the same period in 2016 as the company wanted to increase stockpiles to improve the ability to blend ore at the processing plant.

Other Gold
In the first quarter of 2017, total Other Gold attributable production was 14,200 ounces, an increase of approximately 17% relative to the first quarter of 2016. The increase was driven primarily by higher grades at Minto, partially offset by lower attributable production at 777.

Other Silver
In the first quarter of 2017, total Other Silver attributable production was 2.5 million ounces, a decrease of approximately 7% relative to the first quarter of 2016. The decrease was driven primarily due to lower grades, throughput, and recovery at Yauliyacu and Zinkgruvan, partially offset by higher throughput and grades at Pierina.

In March 2017, the Company amended its silver purchase agreement with Alexco Resource Corp. ("Alexco") to make the production payment a function of the silver head grade and silver spot price in the month in which the silver is produced. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. As consideration of the amendments, on April 10, 2017 Alexco issued 3 million shares to Silver Wheaton with a fair value of $5 million.

Development Update – Rosemont
Hudbay has completed an updated feasibility study for its Rosemont project in Arizona, United States. Since their acquisition of Rosemont, Hudbay has completed an extensive work program, including in-fill drilling, detailed metallurgical test work, and a bottom-up approach to cost estimation, along with other feasibility-level work, as detailed in the National Instrument 43-101 technical report ("Rosemont Technical Report") in respect to the Rosemont project dated March 30, 2017. Rosemont will be a traditional open pit, shovel and truck operation with an expected 19-year mine life. Project capital cost for Rosemont is now estimated at approximately $1.9 billion (100% basis) and is expected to be spent over a three-year construction period.

Subsequent to the quarter, Hudbay announced in its news release dated May 8, 2017, that the U.S. Forest Service has published a notice to the U.S. Federal Register regarding the Rosemont project. The notice states that, "The Record of Decision (ROD) for the Rosemont Copper Project is expected to be signed in early June, 2017 by (the) Coronado National Forest Supervisor." The Final Record of Decision is one of the two key federal permits outstanding, the other being the Section 404 Water Permit from the U.S. Army Corps of Engineers.

As per the precious metals streaming agreement, Silver Wheaton (Caymans) Ltd. will provide a payment of a $230 million deposit upon achievement of certain milestones in exchange for an amount equal to 100% of the life of mine silver and gold production from Rosemont3.

Produced But Not Yet Delivered 4
As at March 31, 2017, payable ounces attributable to the Company produced but not yet delivered³ amounted to 3.9 million payable silver ounces and 51,500 payable gold ounces, representing an increase of 0.6 million payable silver ounces  and a decrease of 8,100 payable gold ounces during the three month period ended March 31, 2017. Payable silver ounces produced but not yet delivered increased primarily as a result of increases related to the Peñasquito, Antamina, Zinkgruvan, and Yauliyacu silver interests, partially offset by a decrease related to the San Dimas silver interest. Payable gold ounces produced but not yet delivered decreased primarily as a result of decreases related to the Salobo and 777 gold interests, offset partially by an increase related to the Sudbury gold interest. Payable ounces produced but not yet delivered to Silver Wheaton companies are expected to average approximately two months of annualized production but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Silver Wheaton's consolidated MD&A in the 'Results of Operations and Operational Review' section.

Outlook

Silver Wheaton's estimated attributable silver and gold production in 2017 is forecast to be 28 million silver ounces and 340,000 gold ounces. Estimated average annual attributable silver and gold production over the next five years (including 2017) is anticipated to be approximately 29 million silver ounces and 340,000 gold ounces per year. As a reminder, Silver Wheaton does not include any production from Barrick's Pascua-Lama project or Hudbay's Rosemont project in its guidance.

From a liquidity perspective, the $115 million of cash and cash equivalents as at March 31, 2017 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

Webcast and Conference Call Details

A conference call and webcast will be held Wednesday, May 10, 2017, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	3204939
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until May 17, 2017 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	3204939
Archived audio webcast:	www.silverwheaton.com

This earnings release should be read in conjunction with Silver Wheaton's MD&A and Financial Statements, which are available on the Company's website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Mr. Neil Burns, Vice President, Technical Services for Silver Wheaton, is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information including information on mineral reserves and mineral resources disclosed in this news release.

Silver Wheaton believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Silver Wheaton website at http://www.silverwheaton.com/company/corporate-governance/default.aspx.

End Notes

[1]	Please refer to the table on the bottom of pages 12 and 13 for the methodology of converting production and sales volumes to silver and gold equivalent ounces, which are provided to assist the reader.
[2]	Please refer to non-IFRS measures at the end of this press release.
[3]
In the Rosemont Technical Report, including the effect of the stream, Hudbay estimates silver to represent only approximately 2% of the mines revenue, while the financial impact of gold was not estimated as it is currently thought to be negligible to the overall economics of the mine.

[4]	Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	2017	2016
Sales	$197,951	$187,511
Cost of sales
Cost of sales, excluding depletion	$58,291	$56,636
Depletion	63,943	71,344
Total cost of sales	$122,234	$127,980
Gross margin	$75,717	$59,531
Expenses
General and administrative [1]	$7,898	$10,844
Interest expense	6,373	6,932
Other expense	94	1,160
	$14,365	$18,936
Earnings before income taxes	$61,352	$40,595
Income tax (expense) recovery	(128)	384
Net earnings	$61,224	$40,979

Basic earnings per share	$0.14	$0.10
Diluted earnings per share	$0.14	$0.10
Weighted average number of shares outstanding
Basic	441,484	402,952
Diluted	441,955	403,125
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses	$1,196	$1,397

Condensed Interim Consolidated Balance Sheets

	As at March 31	As at December 31
(US dollars in thousands - unaudited)	2017	2016
Assets
Current assets
Cash and cash equivalents	$114,749	$124,295
Accounts receivable	3,318	2,316
Other	1,414	1,481
Total current assets	$119,481	$128,092
Non-current assets
Silver and gold interests	$5,855,329	$5,919,272
Early deposit - silver and gold interests	20,712	20,064
Royalty interest	9,107	9,107
Long-term investments	68,185	64,621
Other	12,895	12,163
Total non-current assets	$5,966,228	$6,025,227
Total assets	$6,085,709	$6,153,319
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$13,770	$18,829
Dividends payable	30,906	-
Current portion of performance share units	114	228
Total current liabilities	$44,790	$19,057
Non-current liabilities
Bank debt	$1,064,000	$1,193,000
Deferred income taxes	264	262
Performance share units	701	1,012
Total non-current liabilities	$1,064,965	$1,194,274
Total liabilities	$1,109,755	$1,213,331
Shareholders' equity
Issued capital	$3,447,213	$3,445,914
Reserves	59,650	55,301
Retained earnings	1,469,091	1,438,773
Total shareholders' equity	$4,975,954	$4,939,988
Total liabilities and shareholders' equity	$6,085,709	$6,153,319

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended March 31
(US dollars in thousands - unaudited)	2017	2016
Operating activities
Net earnings	$61,224	$40,979
Adjustments for
Depreciation and depletion	64,186	71,575
Amortization of credit facility origination fees:
Interest expense	200	257
Amortization of credit facility origination fees - undrawn facilities	161	107
Interest expense	6,173	6,675
Equity settled stock based compensation	1,196	1,397
Performance share units	(434)	2,321
Deferred income tax expense (recovery)	115	(371)
Investment income recognized in net earnings	(76)	(31)
Other	(1,031)	30
Change in non-cash working capital	(5,463)	(3,091)
Cash generated from operations before interest paid and received	$126,251	$119,848
Interest paid - expensed	(6,389)	(6,119)
Interest received	61	25
Cash generated from operating activities	$119,923	$113,754
Financing activities
Bank debt repaid	$(129,000)	$(95,000)
Credit facility origination fees	(1,300)	(1,300)
Repurchase of share capital	-	(33,126)
Share purchase options exercised	722	-
Cash generated from financing activities	$(129,578)	$(129,426)
Investing activities
Silver and gold interests	$-	$(273)
Interest paid - capitalized to silver interests	-	(615)
Early deposit - silver and gold interests	(879)	(1)
Proceeds on disposal of silver interest [1]	1,022	-
Dividend income received	15	6
Other	(54)	(47)
Cash used for investing activities	$104	$(930)
Effect of exchange rate changes on cash and cash equivalents	$5	$81
Decrease in cash and cash equivalents	$(9,546)	$(16,521)
Cash and cash equivalents, beginning of period	124,295	103,297
Cash and cash equivalents, end of period	$114,749	$86,776

1)
During the three months ended March 31, 2017, the Company received an additional $1 million settlement related to the November 4, 2014 bankruptcy of Mercator Minerals Ltd. ("Mercator") with whom Silver Wheaton had a silver purchase agreement relative to Mercator's Mineral Park mine in the United States.

Summary of Ounces Produced and Sold

	2017	2016				2015
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Silver ounces produced [2]
San Dimas	623	1,429	1,264	1,596	923	2,317	1,418	1,786
Peñasquito	1,339	1,328	1,487	867	1,352	1,766	2,092	1,932
Antamina	1,464	1,599	1,469	1,707	2,021	2,403	-	-
Constancia	540	723	749	778	509	637	664	591
Other [3]	2,547	2,510	2,682	2,659	2,727	3,161	2,716	2,892
Total silver ounces produced	6,513	7,589	7,651	7,607	7,532	10,284	6,890	7,201
Gold ounces produced ²
Sudbury [4]	15,083	8,901	10,779	15,054	7,895	13,678	7,300	8,195
Salobo	53,193	71,328	68,168	35,627	38,474	39,395	35,717	34,036
Constancia	2,431	3,151	3,737	4,622	3,435	4,617	4,341	3,510
Other [5]	14,156	21,825	30,642	15,885	12,053	14,676	11,250	10,572
Total gold ounces produced	84,863	105,205	113,326	71,188	61,857	72,366	58,608	56,313
SEOs produced [6]	12,454	15,067	15,365	12,947	12,453	15,699	11,309	11,299
GEOs produced [6]	177,916	211,970	225,712	172,566	156,513	209,783	149,941	155,303
Silver ounces sold
San Dimas	796	1,571	1,065	1,426	1,345	2,097	2,014	1,265
Peñasquito	860	1,270	1,078	886	949	2,086	2,053	1,420
Antamina	1,170	1,488	1,598	2,202	1,879	1,340	-	-
Constancia	383	702	536	520	666	511	329	320
Other [3]	2,016	2,475	1,845	2,108	2,713	2,717	2,179	2,570
Total silver ounces sold	5,225	7,506	6,122	7,142	7,552	8,751	6,575	5,575
Gold ounces sold
Sudbury [4]	6,887	10,183	12,294	11,351	9,007	6,256	6,674	12,518
Salobo	63,007	73,646	50,043	45,396	35,366	44,491	21,957	32,156
Constancia	2,315	3,343	3,396	3,610	4,933	4,473	2,701	3,223
Other [5]	16,188	21,759	19,330	10,400	15,952	9,679	16,745	13,077
Total gold ounces sold	88,397	108,931	85,063	70,757	65,258	64,899	48,077	60,974
SEOs sold [6]	11,412	15,249	11,913	12,451	12,745	13,607	10,201	10,010
GEOs sold [6]	163,032	214,529	175,008	165,945	160,180	181,838	135,243	137,591
Cumulative payable silver ounces produced but not yet delivered [7]	3,850	3,224	3,783	2,999	3,230	3,872	3,320	3,747
Cumulative payable gold ounces produced but not yet delivered [7]	51,478	59,536	63,935	44,780	49,679	56,867	54,462	46,809
Silver / Gold Ratio [8]	70.0	71.1	68.1	75.0	79.6	74.8	75.4	72.8
1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Lagunas Norte, Pierina, Veladero and 777 silver interests.
4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
5)	Comprised of the Minto and 777 gold interests.
6)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

7)	Payable silver and gold ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.
8)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

Results of Operations

The Company currently has eight reportable operating segments: the silver produced by the San Dimas, Peñasquito and Antamina mines, the gold produced by the Sudbury and Salobo mines, the silver and gold produced by the Constancia mine and the Other mines and corporate operations.

Three Months Ended March 31, 2017
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	623	796	$17.56	$4.28	$1.46	$13,968	$9,398	$10,563	$139,410
Peñasquito	1,339	860	17.09	4.13	2.88	14,696	8,666	11,144	415,599
Antamina	1,464	1,170	17.08	3.46	9.81	19,977	4,455	19,988	804,330
Constancia	540	383	17.45	5.90	7.36	6,687	1,604	4,223	273,149
Other [4]	2,547	2,016	17.78	5.18	3.83	35,837	17,678	23,478	777,848
	6,513	5,225	$17.45	$4.54	$4.91	$91,165	$41,801	$69,396	$2,410,336
Gold
Sudbury [5]	15,083	6,887	$1,216	$400	$769	$8,374	$321	$5,593	$396,236
Salobo	53,193	63,007	1,216	400	381	76,628	27,432	51,426	2,880,842
Constancia	2,431	2,315	1,212	400	409	2,806	933	1,867	124,723
Other [6]	14,156	16,188	1,172	353	497	18,978	5,230	8,994	43,192
	84,863	88,397	$1,208	$391	$433	$106,786	$33,916	$67,880	$3,444,993
Operating results						$197,951	$75,717	$137,276	$5,855,329
Corporate costs
General and administrative							$(7,898)	$(10,472)
Interest expense							(6,373)	(6,389)
Other							(94)	(492)
Income tax expense							(128)	-
Total corporate costs							$(14,493)	$(17,353)	$230,380
							$61,224	$119,923	$6,085,709

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended March 31, 2017 were as follows:
Three Months Ended March 31, 2017
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	70.0	12,454	11,412	$ 17.35	$ 5.11	$ 12.24	$ 5.60	$ 6.64
Gold equivalent basis	70.0	177,916	163,032	$ 1,214	$ 358	$ 856	$ 392	$ 464

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Three Months Ended March 31, 2016
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	923	1,345	$14.85	$4.24	$1.11	$19,972	$12,781	$14,269	$145,067
Peñasquito	1,352	949	14.37	4.09	3.05	13,632	6,855	9,751	427,951
Antamina	2,021	1,879	14.47	2.98	9.94	27,194	2,927	21,603	868,348
Constancia	509	666	14.59	5.90	7.41	9,717	850	5,787	288,990
Other [4]	2,727	2,713	14.86	4.48	3.93	40,332	17,518	27,748	817,689
	7,532	7,552	$14.68	$4.14	$5.12	$110,847	$40,931	$79,158	$2,548,045
Gold
Sudbury [5]	7,895	9,007	$1,174	$400	$787	$10,573	$(119)	$7,074	$499,161
Salobo	38,474	35,366	1,160	400	423	41,018	11,902	26,871	2,141,788
Constancia	3,435	4,933	1,145	400	409	5,649	1,657	3,676	129,906
Other [6]	12,053	15,952	1,218	355	539	19,424	5,160	14,384	79,211
	61,857	65,258	$1,175	$389	$501	$76,664	$18,600	$52,005	$2,850,066
Operating results						$187,511	$59,531	$131,163	$5,398,111
Corporate costs
General and administrative							$(10,844)	$(10,461)
Interest expense							(6,932)	(6,119)
Other							(1,160)	(829)
Income tax recovery							384	-
Total corporate costs							$(18,552)	$(17,409)	$165,033
							$40,979	$113,754	$5,563,144

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended March 31, 2016 were as follows:

Three Months Ended March 31, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	79.6	12,453	12,745	$ 14.71	$ 4.44	$ 10.27	$ 5.60	$ 4.67
Gold equivalent basis	79.6	156,513	160,180	$ 1,171	$ 354	$ 817	$ 445	$ 372
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis and; (iii) cash operating margin.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2017	2016
Cash generated by operating activities	$119,923	$113,754
Divided by:
Basic weighted average number of shares outstanding	441,484	402,952
Diluted weighted average number of shares outstanding	441,955	403,125
Equals:
Operating cash flow per share - basic	$0.27	$0.28
Operating cash flow per share - diluted	$0.27	$0.28

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended March 31
(in thousands, except for gold ounces sold and per ounce amounts)	2017	2016
Cost of sales	$122,234	$127,980
Less: depletion	(63,943)	(71,344)
Cash cost of sales	$58,291	$56,636
Cash cost of sales is comprised of:
Total cash cost of silver sold	$23,701	$31,252
Total cash cost of gold sold	34,590	25,384
Total cash cost of sales	$58,291	$56,636
Divided by:
Total silver ounces sold	5,225	7,552
Total gold ounces sold	88,397	65,258
Equals:
Average cash cost of silver (per ounce)	$4.54	$4.14
Average cash cost of gold (per ounce)	$391	$389

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company's ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31
(in thousands, except for gold ounces sold and per ounce amounts)	2017	2016
Total sales:
Silver	$91,165	$110,847
Gold	$106,786	$76,664
Divided by:
Total silver ounces sold	5,225	7,552
Total gold ounces sold	88,397	65,258
Equals:
Average realized price of silver (per ounce)	$17.45	$14.68
Average realized price of gold (per ounce)	$1,208	$1,175
Less:
Average cash cost of silver [1] (per ounce)	$(4.54)	$(4.14)
Average cash cost of gold [1] (per ounce)	$(391)	$(389)
Equals:
Cash operating margin per silver ounce sold	$12.91	$10.54
Cash operating margin per gold ounce sold	$817	$786

1)	Please refer to non-IFRS measure (ii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Silver Wheaton's MD&A available on the Company's website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Silver Wheaton's production and cash flow profile;
•	the expansion and exploration potential at the Salobo and San Dimas mines;
•	projected changes to Silver Wheaton's production mix;
•	anticipated increases in total throughput;
•	the effect of the SAT legal claim on Primero's business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
•	the impact on Primero of the unionized employee strike at the San Dimas mine;
•	the ability of Primero to continue as a going concern;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2017 and average attributable annual production over the next five years);

•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•
the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class action litigation.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•
risks related to the satisfaction of each party's obligations in accordance with the terms of the precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•
risks related to the mining operations from which Silver Wheaton purchases silver or gold (the "Mining Operations") including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•
the absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•
Primero is not able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of Primero;

•	Primero not being able to continue as a going concern;
•	Primero not being able to obtain a satisfactory resolution of the unionized employee strike at the San Dimas mine within three months;
•	Primero not being able to secure additional funding, resume San Dimas mine operations to normal operating capacity, reduce cash outflows or have a successful outcome to a strategic review process;
•
differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Silver Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect or the tax impact to the Company's business operations is materially different than currently contemplated;

•	any challenge by the CRA of the Company's tax filings is successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax;
•	the Company is not assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;

•	litigation risk associated with a challenge to the Company's tax filings;
•	credit and liquidity risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Silver Wheaton's acquisition strategy;
•	risks related to the market price of the common shares of Silver Wheaton;
•	equity price risks related to Silver Wheaton's holding of long‑term investments in other exploration and mining companies;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Silver Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•
risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuation in the commodity prices other than silver or gold;
•	the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Silver Wheaton's Form 40-F to be filed March 31, 2017 and Form 6-K filed March 21, 2017 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the satisfaction of each party's obligations in accordance with the precious metal purchase agreements;
•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	that Primero is able to obtain a satisfactory resolution of the unionized employee strike at the San Dimas mine within three months;
•	that Primero is able to continue as a going concern;
•	Silver Wheaton's ability to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	Silver Wheaton will be successful in challenging any reassessment by the CRA;

•	Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	Silver Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	Silver Wheaton will not change its business as a result of any CRA reassessment;
•	Silver Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•
any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Silver Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Silver Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton's Annual Information Form for the year ended December 31, 2016 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2017, available on SEDAR at www.sedar.com. Silver Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Silver Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Silver Wheaton's Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

In accordance with the Company's MD&A and financial statements, reference to the Company includes the Company's wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-844-288-9878
Email: info@silverwheaton.com
Website: www.silverwheaton.com